Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

August 29, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NW

Washington, DC  20549

Attention:  Jeffrey B. Werbitt

Re:

Global Entertainment Holdings/Equities, Inc.

Revised Preliminary Schedule 14A Filed on August 9,2006

File No. 0-27637

Dear Mr. Werbitt:

On behalf of Global Entertainment Holdings/Equities, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated August 9, 2006.  The responses below correspond numerically to the Comment Letter.  References to the location of the revisions within the amended proxy statement have been included, where appropriate, and correspond to the marked courtesy copies provided to the Staff.

Schedule 14A

General

Comment 1.

It does not appear that Global Entertainment’s response to the staff comment letter issued on May 4, 2006 has been filed as correspondence on EDGAR.  Please file this response or otherwise advise.

The Company’s response letter was filed with the Securities and Exchange Commission on August 9, 2006 under the form type "CORRESP".  The submission was accepted by the U.S. Securities and Exchange Commission at 1:38 p.m. on August 9, 2006.  The accession number for such filing is 0001116502-06-001567.

Securities and Exchange Commission

August 29, 2006

Comment 2.

Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures with respect to Global Entertainment and Bayshore Media.  Please revise and update your financial disclosure.

The financial statements and related disclosure have been updated throughout the amended proxy statement in accordance with Item 310(g) of Regulation SB to provide updated financial information.

Comment 3.

We note that Proposal 1 contemplates the sale of substantially of the assets of Global Entertainment, Proposal 2 contemplates the increase of Global Entertainment’s authorized common stock and Proposal 3 contemplates a 3-to-1 reverse split of Global Entertainment’s common stock.  Please advise the basis for your belief that Colorado corporate law does not require a separate security holder vote to approve the reverse merger between Global Entertainment and Bayshore.  To the extent that one proposal will contemplate the sale of substantially all of the assets and reverse merger with Bayshore, please advise of the basis for your belief that this is consistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon.  See also Section II.H of SEC Release 34-31326.

A “reverse merger” is an accounting term, resulting from the asset sale and acquisition of Bayshore via a share exchange.  The Colorado Business Corporation Act does not require shareholder approval for a share exchange. Article 7-111-102 of the Colorado Business Corporation Act, which addresses statutory share exchanges, states that Colorado law does not limit the power of a corporation to acquire all of the shares of another corporation through a voluntary exchange of shares.

Comment 4.

Please revise your notice and cover page to clearly disclose the approximate consideration, per share and in the aggregate that will be paid to security holders as a result of the cash dividend.  Also disclose the percentage of Global Entertainment that your current security holders will own after the Transaction.

The notice and cover page of the proxy statement has been revised to clearly disclose the approximate consideration, per share and in the aggregate, that will be paid to security holders as a result of the cash dividend.  Furthermore, the percentage of the Company that current security holders will own after the transaction has also been disclosed on the notice and cover page.

Securities and Exchange Commission

August 29, 2006

Proposal I:  Sale of Assets, page 21

Rights of Dissenting Shareholders, page 27

Comment 5.

Please expand your “Summary Term Sheet” to summarize the dissenters’ rights available to your security holders.

The summary term sheet has been expanded to summarize the dissenters’ rights available to the Company’s security holders.

Interests of Certain Affiliates, page 27

Comment 6.

We note the additional disclosure to your proxy statement in response to prior comment 6.  Please confirm that this disclosure provides, in reasonable detail, the benefits that each director and officer will receive if the Transaction is completed.  In this regard, confirm that the proxy statement addresses all compensation or benefits, as a result of this Transaction, that will differ from Global Entertainment’s other security holders.  For example, confirm that your officers and/or directors will not receive compensation as a result of the change in control of Global Entertainment and/or the termination of their employment.  Also, prominently disclose a summary of the interests of your officers/directors in your “Summary Term Sheet,” including the interests of Mr. Abboud that are discussed in this section.

The discussion under “Interest of Certain Affiliates” has been revised to provide for compensation to be paid to Bryan Abboud and Clint Snyder upon the termination of their respective employment agreements.  Furthermore, the “Summary Term Sheet” has been revised to disclose the interests of Mr. Abboud that are discussed under the “Interest of Certain Affiliates” section and the compensation to be paid to Messrs. Abboud and Snyder.   Except as otherwise disclosed in the proxy and for distributions to be received by shareholders, no other benefits will be received by officers and directors as a result of the transactions.

Compensation, page 32

Comment 7.

We refer you to prior comment 7.  Please expand your disclosure to further discuss the obligations referred to on page 32.  For example, please disclose whether the obligations quantified resulted from compensation or consulting fees for each officer and/or affiliate.  To the extent the obligations are compensation, please explain.  To the extent the obligations resulted from consulting fees, please disclose the nature of the consulting services.

Securities and Exchange Commission

August 29, 2006

The disclosure under Compensation on page 32 has been expanded to further disclose the compensation and consulting fees paid to officers and affiliates.

Fairness Opinion, page 34

Comment 8.

We refer you to comment 3 of our letter issued May 4, 2006.  You continue to disclose that “[the summary of the Stenton Leigh opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.”  As we previously noted, the information you disclose in the prospectus regarding your fairness opinion must be materially complete and it is inappropriate to have disclosure that suggests otherwise.  Please revise.

The qualification language has been eliminated.

Comment 9.

We note that you anticipate paying a dividend between $0.30 per share and $0.36 per share.  We also note that the closing sale quotation of Global Entertainment on July 28, 2006 was $0.45.  Please advise of the basis of Stenton Leigh’s belief that the transaction remains fair despite the fact that Global Entertainment security holders will receive a dividend amount less than the above referenced closing sale quotation on July 28, 2006.

While the closing sale quotation of the Company’s common stock on July 28, 2006 was $0.45, Stenton Leigh and the Company believe the transaction remains fair for the following reasons:

1.

That the value of the shares that the Company’s shareholders will be receiving will be on a post-merger basis;

2.

In addition to the shareholders receiving a dividend, they will maintain an equity interest in the newly combined entity for a total value exceeding the $0.45 per share quotation price;

3.

At the time of the negotiated asset sale, the price per share of the Company’s common stock was lower than $0.45;

4.

The Company’s common stock has historically been quoted at an average price below $0.35 per share;

5.

The $0.45 per share of price of July 26, 2006 is not necessarily a relevant measure as the Company’s common stock is thinly traded;

Securities and Exchange Commission

August 29, 2006

6.

The $0.45 per share price on July 26, 2006 represents the "ask" price; the "bid" quotation on July 26, 2006 was $0.25 per share.

As referenced throughout the proxy statement, the asset sale agreement may be terminated by the third party purchaser if proposal 1 under the proxy statement is not completed on or before September 15, 2006.  In order to comply with statutory notice obligations to its shareholders and in connection with undertaking a special meeting of its shareholders on September 15, 2006, the Company requests that the Staff review this amendment on an expedited basis in order that the Company may file a definitive proxy statement with the Staff and commence mailing of the proxy statement on or before September 1, 2006.  If the Staff has any questions or comments relating to the responses herein or any additional questions or comments, please do not hesitate contacting the undersigned at 954-713-7615 or 954-632-4564.

Sincerely,
BRIAN A. PEARLMAN

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.